# New Sapience, Inc.



# ANNUAL REPORT

1 SE Ocean Boulevard

Stuart, FL 34994

772-291-2496

[newsapience.com](http://newsapience.com)

This Annual Report is dated March 27, 2023.

## BUSINESS

New Sapience was initially organized as Cruse Technologies LLC, a Maryland limited liability company on October 5, 2011, and converted to a newly formed Delaware corporation on March 13, 2015.

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

A digital device endowed with knowledge, an internal model of external reality, is called a sapiens. Programmed to reason about incoming information such as natural language to extend their baseline knowledge, sapiens learn through language and conversation in a manner that is virtually indistinguishable from humans. This new kind of learning in machines that is cognitive rather than neural transforms them from mere computers of data and information into the long-awaited thinking machines.

Sapiens technology finally achieves what has always been the goal of Artificial Intelligence: to provide humans with a tool that can acquire and apply knowledge to change the world as we envision, and do it better than we can. As such, it may be considered an unprecedented third branch of AI, but from the standpoint of first principles, it is not Artificial Intelligence at all. AI from its earliest beginnings is focused on emulating features of natural human intelligence in machines.

New Sapience has made no attempt to mimic brains, but instead has invented a way to create thinking machines by processes that are not found in nature. The term for this is Synthetic Intelligence as opposed to Artificial Intelligence. Six decades of AI has given us the illusion of intelligence in the same sense that an imitation diamond presents the same appearance as a real diamond, but without a real diamond's desirable properties. Synthetic diamonds are like real diamonds, but are created through engineered processes.

New Sapience has always believed that intelligence, real intelligence, is not one thing in an organic mind and something else in a digital one. This approach has proven to be incredibly powerful: with a tiny fraction of the resources that have been lavished on AI, the company can already demonstrate cognitive thinking and language comprehension in machines that we believe simply does not exist anywhere else. Our roadmap to human level intellectual performance and beyond is already clear and we anticipate it can be realized in just a few years.

We have created a software platform for synthetic intelligence applications that enables human knowledge of any scope or complexity to be efficiently curated and transcribed for sapiens. We plan to use our platform to develop product lines of specialized sapiens for both businesses and consumers and license our platform to others to ensure the technology proliferates as rapidly as possible.

We are planning on offering our products and licenses as Software as a Service (SaaS) on a monthly subscription basis. We anticipate establishing an ecology of supporting applications, developed by the company and our licensees, all integrated on the sapiens common core. We believe we have vast markets, no creditable competition for the foreseeable future, and excellent gross margins.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,762,226.00

Number of Securities Sold: 1,600,696

Use of proceeds: Employee Salaries

Date: December 12, 2016

Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

**Operating Results – 2021 Compared to 2020**

How long can the business operate without revenue:

From its inception through 2022, the Company has operated almost entirely on capital contributions ($4.6M+), with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" investors. While this kind of fundraising requires considerable time devoted to sales and networking, we believe the past 7 years have demonstrated that the Company can balance fundraising and technical development to maintain its small full-time staff while making significant progress toward technical milestones. We are confident we can continue in this mode indefinitely if necessary.

Foreseeable major expenses based on projections:

Our financial projections identify expenses for marketing, intellectual property, and the usual legal and administrative expenses. We plan to operate without physical offices for the foreseeable future. All these expenses are minimal compared to salaries.

Future operational challenges:

To date we have raised capital from multiple private investors rather than from institutions. This means funds arrive over time instead of as large tranches. This pattern continues under our CF equity offering. Thus, our key challenge is to throttle staff expansion to match our rate of funding.

Future challenges related to capital resources:

Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and those still in it consistently follow current trends. In our space, that trend is machine learning which has become synonymous with AI. And we don't fit.

Our approach is so radically different that technical due diligence is a problem for institutional investors since it requires them to do a deep dive into a technology they are unfamiliar with. For this reason, we have concentrated on marketing to individuals who can invest their own money based on their own judgement. We have a good success rate when we pitch to individuals. The downside has been the time it takes to identify potential investors which, with our small staff, takes away from technology development.

To the extent these factors persist, fundraising will remain challenging. However, the difficulty innovative companies have raising seed funding is one reason crowdfunding exists. We have been crowdfunding successfully and expect to continue crowdfunding into 2023. And we intend to hire an individual in a business development role in 2023 to focus wholly on fundraising.

Future milestones and events:

While we have made much progress refining our message, it has been abundantly clear that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important.

Currently our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work.

When we reach this milestone, we plan to put a sapiens on our website to interact with the public and let it speak for itself. At that point, it seems reasonable that the capital that we have been pursuing could very well start pursuing us. We believe even a modestly successful CF equity campaign will allow us to hit this milestone within 12 months.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $58,390.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: DLA Piper

Amount Owed: $37,912.72

Interest Rate: 0.0%

Maturity Date: December 31, 2030


Creditor: FitchEven

Amount Owed: $13,579.96

Interest Rate: 0.0%

Maturity Date: December 31, 2030


Creditor: Lockwood Software

Amount Owed: $48,854.33

Interest Rate: 12.68%

Maturity Date: December 31, 2030

Creditor: Bryant Cruse (Officer)

Amount Owed: $246,303.00

Interest Rate: 0.0%

Maturity Date: December 31, 2030

Creditor: Sean Reineke

Amount Owed: $437,122.00

Interest Rate: 0.0%

Maturity Date: December 31, 2030

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bryant George Cruse

Bryant George Cruse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: March, 2015 - Present

Responsibilities: Mr. Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign.

Position: President

Dates of Service: March, 2015 - Present

Responsibilities: This is the legally recognized title for Chief Executive Officer

Position: Chief Technical Officer

Dates of Service: March, 2015 - Present

Responsibilities: In this role Mr.Cruse is responsible for company's technology development

Position: Chairman of the Board of Directors

Dates of Service: March, 2022 - Present

Responsibilities: Leads the Board of Directors

Name: William Robert Bandy

William Robert Bandy's current primary role is with Matrix 2. William Robert Bandy currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32%

Dates of Service: March, 2015 - Present

Responsibilities: Manage patent portfolio

Position: Secretary

Dates of Service: March, 2015 - Present

Responsibilities: Corporate Secretary

Position: Member, Board of Directors

Dates of Service: March, 2015 - Present

Responsibilities: Provides guidance and advice to management team.

Other business experience in the past three years:

Employer: Matrix 2

Title: Board Member

Dates of Service: November, 2016 - Present

Responsibilities: Guidance and direction to management team

Name: Thomas William Loveland

Thomas William Loveland's current primary role is with Mind Over Machines, Inc.. Thomas William Loveland currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Administrative Officer, Annual Salary $0, Company Equity 2.23%

Dates of Service: February, 2022 - Present

Responsibilities: Assist CEO in all administrative matters


Position: Board Member

Dates of Service: December, 2021 - Present

Responsibilities: board member


Other business experience in the past three years:

Employer: Mind Over Machines, Inc.

Title: CEO

Dates of Service: April, 1989 - Present

Responsibilities: Strategic Vision

Name: William F. Readdy

William F. Readdy's current primary role is with American Pacific Corp. William F. Readdy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chief Partnerships Officer

Dates of Service: December, 2022 - Present

Responsibilities: Director, Chief Partnerships Officer

Other business experience in the past three years:

Employer: American Pacific Corp

Title: Senior Advisor to the CEO

Dates of Service: November, 2005 - Present

Responsibilities: Technical Advice

Other business experience in the past three years:

Employer: York Space Systems, LLC.

Title: Advisory Board Member

Dates of Service: April, 2014 - Present

Responsibilities: Aerospace/Satellite Technical Advice

Other business experience in the past three years:

Employer: Aerojet Rocketdyne Corp

Title: Strategic Advisory Group Member

Dates of Service: May, 2014 - Present

Responsibilities: Aerospace/Launch Vehicle Technical Advice.

Other business experience in the past three years:

Employer: Helicity Space Corp

Title: Advisory Board Member

Dates of Service: November, 2019 - Present

Responsibilities: Aerospace/Spaceflight Technical Advice

Other business experience in the past three years:

Employer: STARS Technology Corp.

Title: Advisory Board Member

Dates of Service: April, 2021 - Present

Responsibilities: Aviation Industry Technical Advice

Other business experience in the past three years:

Employer: Astrobotic Technology

Title: Board Member

Dates of Service: November, 2008 - March, 2021

Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program.

Other business experience in the past three years:

Employer: Firefly Aerospace

Title: Advisory Board Member

Dates of Service: May, 2018 - December, 2021

Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program.

Other business experience in the past three years:

Employer: NASA- National Aeronautics and Space Administration

Title: Vice Chairman, International Space Station (ISS) Advisory Committee

Dates of Service: January, 1994 - Present

Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Other business experience in the past three years:

Employer: Discovery Partners Int'l

Title: Managing Partner

Dates of Service: October, 2005 - Present

Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Valkeir Corporation

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 34.61

## RELATED PARTY TRANSACTIONS

Name of Entity: Bryant G. Cruse

Relationship to Company: Officer

Nature / amount of interest in the transaction: Through December 31, 2022, Bryant G. Cruse has personally loaned $246,303 to the Company

Material Terms: Amount: $246,303. Interest rate: 0%. Maturity date: 12/31/2030.

## OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 380,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 11,428,572 outstanding.

Voting Rights

one vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 48,000,000 with a total of 11,630,550 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Stock Options & Warrants

The total amount outstanding includes 226,516 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 3,667,470 shares that are currently stock options outstanding, and 1,386,420 shares to be issued pursuant to stock options reserved but unissued.

The amount outstanding does not take into account 2,946,110 shares of Restricted Stock Awards that are outstanding.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering shares in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Particularly as interest rates rise, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits New Sapience was formed on March 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. New Sapience has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sapiens technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns one patent and many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on New Sapience could harm our reputation and materially negatively impact our financial condition and business. Leading Edge Technology In his Book "Zero-to-One", legendary investor Peter Thiel presents his thesis that, despite the proliferation of shiny new gadgets we see every day, we are actually living in a time of technological stagnation as seen by the growing reluctance of the investment community to seek out and support "0 to 1" start-ups that create hitherto unheard of technology. New Sapience fits the definition of a Zero-to-One company. Contrarian Technical Approach Artificial Intelligence has became a pre-eminent occupation of our time. Machine Learning in particular has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has taken a completely contrarian approach to all previous technologies. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. Big Tech New Sapience has developed a technology that has the potential to disrupt the revenue streams of Big Tech companies. It is therefore advisable to make them customers before they recognize the company as a threat. The Chief Executive Officer does not currently receive a salary for their role with the Company Bryant George Cruse, the Chief Executive Officer of New Sapience, Inc. ("the Company"), does not currently receive a salary for their work at New Sapience, Inc. Although Bryant George Cruse owns stock options in New Sapience, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to pay the CEO a salary of $200,000 if the Company reaches its maximum raise amount in this fundraising campaign.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 27, 2023.

**New Sapience, Inc.**

By   /s/ *Bryant Cruse*

   Name: New Sapience, Inc.

   Title:   CEO, Chairman of the Board

Exhibit A

**FINANCIAL STATEMENTS**

NEW SAPIENCE, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2022

## TABLE OF CONTENTS



KENNEALLY
&COMPANY

Certified Public Accountants

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

To the Board of Directors
New Sapience, Inc.,
Arnold, MD

We have reviewed the accompanying financial statements of New Sapience, Inc., (a C corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mind Over Machines, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Supplementary Information**

The supplementary information included in the schedule of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

660 Kenilworth Drive, Suite 104
Towson, Maryland 21204
T: (410) 321-9558 F: (410) 321-9809
www.jlkcpas.com

Members of the American Institute of Certified Public Accountants & the Maryland Association of Certified Public Accountants

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusions is not modified with respect to this matter.

*J.A. Kenneally & Company, P.A.*

March 20, 2023
Towson, Maryland

**NEW SAPIENCE, INC**
**BALANCE SHEET**
**Year ended December 31, 2022**

ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 58,390 |
| Other receivable | | 1,083 |
| Total current assets | | 59,473 |

**PROPERTY AND EQUIPMENT**

| | | |
|---|---|---|
| Furniture and equipment | | 8,915 |
| | | 8,915 |
| Less accumulated depreciation | | (8,915) |
| Property and equipment-net | | - |

**OTHER ASSETS**

| | | |
|---|---|---|
| Organizaton Costs | | 39,748 |
| | | 39,748 |
| Less accumulated amortization | | (39,748) |
| Other assets-net | | - |
| Total assets | $ | 59,473 |

See independent accountants' report and accompanying notes

-3-

**NEW SAPIENCE, INC**
**BALANCE SHEET**
**Year ended December 31, 2022**

**LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)**

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | 100,347 |
| Note payable shareholder | | 246,303 |
| Accrued salaries and wages | | 437,122 |
| Accrued expenses and other current liabilities | | 1,194 |
| Total current liabilities | | 784,966 |
| Total liabilities | | 784,966 |

**STOCKHOLDERS' EQUITY (DEFICIT)**

Common stock; $0.00001 par value; 60,000,000 shares
authorized, 11,428,572 Class A and 6,618,219 Class B shares

| | | |
|---|---|---:|
| issued and outstanding | | 4,419,513 |
| Retained earnings (deficit) | | (5,145,006) |
| Total stockholders' equity (deficit) | | (725,493) |
| Total liabilities and stockholders' equity | $ | 59,473 |

See independent accountants' report and accompanying notes

-4-

**NEW SAPIENCE, INC**
**STATEMENT OF OPERATIONS**
**Year ended December 31, 2022**

| | | |
|---|---|---:|
| **REVENUE** | $ | - |
| **OPERATING EXPENSES** | | 182,180 |
| Loss from operations | | (182,180) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | | 152 |
| Interest expense | | (5,499) |
| Total other income (expense) | | (5,347) |
| **NET LOSS** | $ | (187,527) |

**NEW SAPIENCE, INC**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)**
**Year ended December 31, 2022**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **BALANCE, December 31, 2021** | 17,572,402 | $ 175,724 | $ 4,139,450 | $ (4,957,479) | $ (642,305) |
| Stockholder contributions | 474,389 | $ 4,744 | 99,595 | - | 104,339 |
| Net loss | | | - | (187,527) | (187,527) |
| **BALANCE, December 31, 2022** | 18,046,791 | $ 180,468 | $ 4,239,045 | $ (5,145,006) | $ (725,493) |

See independent accountants' report and accompanying notes

**NEW SAPIENCE, INC**
**STATEMENT OF CASHFLOWS**
**Year ended December 31, 2022**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (187,527) |
| Changes in operating assets and liabilities: | | |
| Other receivables | | 8,525 |
| Accounts payable | | (2,217) |
| Accrued expenses and other current liabilities | | 1,194 |
| Net cash used in operating activities | | (180,025) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from shareholder loans | | 130,690 |
| Capital contributions | | 104,339 |
| Net cash provided by financing activities | | 235,029 |
| **NET INCREASE IN CASH** | | 55,004 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | | 3,386 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ | 58,390 |

See independent accountants' report and accompanying notes

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business Activity**

New Sapience, Inc. (Company) was formed in October, 2011 in the State of Maryland and then converted to a corporation in the State of Delaware in March, 2015. The Company operates in the field of research and development of artificial intelligence software.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

**Date of Management's Review**

Management has evaluated subsequent events through March 20, 2023, the date on which the financial statements were available to be issued.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

**Property and Equipment**

Property and equipment are stated at cost. Depreciation for financial reporting purposes is computed using the straight-line method. For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Depreciation is computed over estimated useful lives of the assets as follows:

Furniture and equipment                                              5 - 7 years

All assets were fully depreciated as of January 1, 2022.

Expenditures for major renewals and betterments that materially extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

**Fair Value of Financial Instruments**

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of those instruments. The carrying values of notes payable and long-term debt approximate their fair values, based on the terms at which these same loans would be made currently.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

### Advertising Costs

The Company expenses advertising and marketing costs as incurred. Advertising expense was $700 in 2022.

### Income Taxes

In evaluating the Company's tax provisions and accruals, interpretations and tax planning strategies are considered. The Company believes their tax positions are appropriate based on current facts and circumstances.

There is no income tax provision deemed necessary for 2022.

### Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under FASB ASC 360-10-35. This guidance requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2022, management does not believe any long-lived assets are impaired.

## NOTE 2 – NOTE PAYABLE SHAREHOLDER

Note payable shareholder consists of working capital advances to the Company. The note does not bear interest and is payable on demand.

## NOTE 3 – INCOME TAXES

The Company's federal and state income tax returns for 2019, 2020 and 2021 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they were filed.

## NOTE 4 – CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. Cash is deposited with one commercial bank. The total deposits maintained at these banks does not exceed the amount insured by federal agencies and therefore does not bear a risk of loss.

**NOTE 5 – SUPPLEMENTARY CASH FLOW INFORMATION**

There was no cash paid for interest or taxes for 2022.

**NOTE 6 – COMMITMENTS AND CONTINGENCIES**

The Company is not obligated for any leases for office facilities.

As discussed in the review report there is some doubt as to the ability of the Company to continue operations. Management is continuing to seek new sources of additional capital by issuing more stock and it launched a Reg CF crowdfunding campaign in October, 2022.The CF campaign brought in over $70,000 through the end of 2022. Management believes their artificial intelligence software is close to being commercially marketable.

**NOTE 7 – RECAPITALIZATION**

In August 2022, the Company amended its corporate charter to recapitalize it stockholder equity. The total number of shares of stock which the Corporation has authority to issue is 60,000,000 shares of Common Stock, par value $0.00001 per share. Of such shares, 12,000,000 shall be initially classified as Class A Voting Common Stock, and 48,000,000 shall be initially classified as Class B Non-Voting Common Stock. Each share of Class A Voting Common Stock shall have ten (10) votes, and, except as otherwise provided in respect of any class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of Class A Voting Common Stock. Shares of Class A Voting Common Stock shall not have cumulative voting rights. Holders of Class B Non-Voting Common Stock shall not have voting rights; otherwise, the rights and preferences of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be identical.

**NOTE 8 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 20, 2023, the date the financial statements were available to be issued. There were no material subsequent events that require recognition or additional disclosure in these financial statements.

**SUPPLEMENTARY INFORMATION**

**NEW SAPIENCE, INC.**
**SCHEDULE OF OPERATING EXPENSES**
**Year ended December 31, 2022**

| | | |
|---|---|---|
| Advertising and marketing | $ | 700 |
| Bank fees and service charges | | 727 |
| Dues and subscriptions | | 139 |
| Legal and accounting | | 7,575 |
| Meals and entertainment | | 162 |
| Meeting expense | | 2,191 |
| Miscellaneous | | 144 |
| Office supplies and expense | | 1,698 |
| Salaries | | 140,000 |
| Software | | 13,357 |
| Taxes - payroll | | 6,608 |
| Taxes - other | | 134 |
| Travel | | 1,545 |
| Web hosting | | 7,200 |
| Total operating expenses | $ | 182,180 |

## CERTIFICATION

I, Bryant Cruse, Principal Executive Officer of New Sapience, Inc., hereby certify that the financial statements of New Sapience, Inc. included in this Report are true and complete in all material respects.

*Bryant Cruse*

CEO, Chairman of the Board